UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 28, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that:

(a)

At the CEMEX Ordinary General Shareholders’ Meeting held on March 28, 2019, members of CEMEX’s Board of Directors, as well as members of the Audit and Corporate Practices and Finance Committees were elected as follows:

BOARD OF DIRECTORS:

ROGELIO ZAMBRANO LOZANO	Non-Independent (Criteria: Relevant Director of the Company)

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Officer of the Company)

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First Degree blood relative of the Chairman of the Board of Directors)

IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth Degree blood relative of the Chairman of the Board of Directors)

TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth Degree blood relative of the Chairman of the Board of Directors)

ARMANDO J. GARCÍA SEGOVIA	Independent Director

RODOLFO GARCÍA MURIEL	Independent Director

DIONISIO GARZA MEDINA	Independent Director

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

ARMANDO GARZA SADA	Independent Director

DAVID MARTÍNEZ GUZMÁN	Independent Director

EVERARDO ELIZONDO ALMAGUER	Independent Director

RAMIRO GERARDO VILLARREAL MORALES	Independent Director

GABRIEL JARAMILLO SANINT	Independent Director

ISABEL MARÍA AGUILERA NAVARRO	Independent Director

ROGELIO ZAMBRANO LOZANO, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were elected as Chairman, Secretary and Assistant Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter two not being Directors.

AUDITT COMMITTEE:

EVERARDO ELIZONDO ALMAGUER

RODOLFO GARCÍA MURIEL

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

CORPORATE PRACTICES AND FINANCE COMMITTEE:

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

DIONISIO GARZA MEDINA

RODOLFO GARCÍA MURIEL

ARMANDO GARZA SADA

EVERARDO ELIZONDO ALMAGUER and FRANCISCO JAVIER FERNÁNDEZ CARBAJAL were appointed Presidents of the Audit Committee and the Corporate Practices and Finance Committee of CEMEX, S.A.B. de C.V., respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit and the Corporate Practices and Finance Committees without forming part of the aforementioned committees.

(b)

At the CEMEX Extraordinary General Shareholders’ Meeting held on March 28, 2019, the amendment to articles 2 and 28 of CEMEX, S.A.B. de C.V.´s bylaws was approved, which will be written in the following terms:

“ ---ARTICLE 2. CORPORATE PURPOSE. – The Company’s corporate purpose is:

--- (A) Participate in corporations and civil associations, civil organizations and in all other types of domestic and foreign companies, through subscription and/or purchase of their shares, stocks, assets and rights and otherwise dispose and enter into any type of acts or contracts regarding such shares, stocks, assets and rights.

---- (B) The manufacture, sale, distribution, transportation, import, export, exploitation and the industrial and commercial use of cement and, in general, any type of building materials.

----(C) The production, distribution, import, export, supply, assembly, transport, loading, hauling, pumping, consignment, purchase, storage, mediation, agency, exploitation, marketing and industrial and commercial use in general of cement, concrete, mortar, clay, limestone, gypsum, gravel, sand, iron ore, raw materials used in the manufacture of cement and, in general all kinds of building materials.

----(D) The manufacture, sale, distribution, pumping, transportation, loading, import, export, exploitation, use and industrial and commercial utilization of aggregates, ready-mixed concrete, its additives and components and, in general, all types of pieces and prestressed concrete objects, pre-concretes, tubes and construction materials, concrete blocks and precast concrete elements.

---(E) The establishment of manufacturing plants of ready-mix concrete, cement and asphalt, with the aggregates production and crushing units, with its dosing and mixing units and hauling, placement and consolidation of its products.

---(F) Be the holder of Exploration and Mining Concessions and/or Exploitation, in order to explore and/or exploit the minerals or substances subject to the Mining Law (Ley Minera) in full force and effect, in accordance with the provisions of article 11 of said law.

----(G) Be the holder of, Ordinary and/or Extraordinary General Permits for the purchase, storage and consumption or purchase and consumption of explosive materials, for the construction industry and for the mining industry, in order to exploit the stone and mineral materials, respectively, in accordance with the provisions of articles 37 and 42 of the Federal Firearms and Explosives Law (Ley Federal de Armas de Fuego y Explosivos).

----(H) The transportation of merchandise and products in modality of general cargo, waste and/or hazardous materials and bulky and/or heavy weight materials, exploitation and use of the General Ways of Communication (Vías Generales de Comunicación) or their services and related under the concessions or permits granted by the Federal Executive as applicable; or, through the concessions or permits that the Company receives in contribution, transfer or in right of its Partners and authorized by the competent authorities.

----(I) The exploitation of services of general cargo, waste and/or hazardous materials and bulky and/or heavy objects related to the concessions and permits granted by the authorities of the federal entities of the country.

----(J) The use of roads in general and their connection with other means of transport, through the Agreements that are entered into, in order to offer the public user an efficient and safe service.

--- (K) Verification of official Mexican standards and serve as an approved and accredited inspection and verification unit to perform the procedures for evaluating the specifications and physical-mechanical and safety conditions for the operation of roads and bridges under the federal jurisdiction of motor transportation cargo, in compliance with Mexican official standards.

----(L) The training and preparation of Drivers of the Federal Motor Carrier and Private Transport Service (Conductores del Servicio de Autotransporte Federal y Transporte Privado), the workshop maintenance and repair service, as well as the sale of spare parts and technical equipment to third parties.

----(M) The development, purchase, sale, import, export, assembly and marketing of bags, packs and all types of packaging of any material, as well as the raw materials necessary for that purpose.

----(N) The industrial and commercial use of wastewater through its treatment and reuse.

--- (Ñ) The use, exploitation and utilization of public property, for the handling of fluids and the use of goods and the provision of port services that constitute the port operation under the terms of the Ports Act (Ley de Puertos), classified as maneuvering services for the transfer of goods or merchandise, such as loading, unloading, stacking, storage, stowage and haulage within the port, by any of the modalities provided by such law, including, but not limited to, obtaining concessions, permits, authorizations and partial assignments of rights.

---(O) Logistic services associated with the oil industry, as well as operation management of asphalt emulation plants.

--- (P) The Treatment and refining of Oil, the processing of Natural Gas and the export and import of Hydrocarbons and Petroleum, as well as the Transportation, Storage, Distribution, compression, liquefaction, decompression, regasification, commercialization and Public Expense of Hydrocarbons, Petroleum or Petrochemicals , including the construction, operation and exploitation of land areas, warehouses, ships, tanks, dry ports, marine terminals and facilities of any kind, for the management of petroleum and/or energy products, by any of the modalities provided by such law, including but not limited to, obtaining concessions, permits and/or authorizations, as appropriate, under the terms of Title Three of the Hydrocarbons Law (Título Tercero de la Ley de Hidrocarburos).

---- (Q) The rendering of the Auxiliary Service for the Railway Freight Terminal, the Railway Auxiliary Service for transshipment and transfer of liquids, the Railway Auxiliary Service of railway equipment maintenance workshops and the provision of the transfer of liquids in any of its modalities.

--- (R) The establishment of navigation services, transport, passengers and cargo, between the ports of the country and abroad, if necessary, the acquisition of boats for the aforementioned purposes and the operation of docks, shipyards and any other necessary construction or work for the initiation and development of its services.

--- (S) The acquisition of concessions, permits, subsidies and legal franchises related to any of the activities of its corporate purpose and acquiring by any legal title, including by concession of public power, direct ownership over lands, waters or their accessions and exploiting them, whether for irrigation, to generate driving force or for industrial objects

--- (T) The manufacture, sale, distribution, lease, import, export, transportation, supply, assembly, transport, loading, consignment, sale, deposit, mediation, commission, exploitation, commercialization and industrial and commercial use in general of all types of products allowed by the laws and in general, all kinds of domestic or foreign goods or merchandise, either as raw material, semi-finished products and perform with them trade acts in any form on their own or by third parties.

---(U) The rendering of handling, storage and custody of foreign goods services, either owned by the Company or by third parties with whom the Company enters into an agreement.

--- (V) The private transportation of goods owned by the Company or related to their activities, as well as of persons related to the same purpose, without involving the provision of federal public transportation in any of its forms.

---(W) The operation as a shipping company and performance of all activities related to its operation and carrying out all the formalities before the competent authorities to obtain the proper permits.

---(X) Purchase, lease, charter and enter into any type of contract with foreign and Mexican vessels as well as registering and obtaining the Mexican flag for the vessels that may require it.

---(Y) To act as consignee agent for vessels and perform all activities related to the operation as such.

---(Z) The manufacture, sale, distribution, lease, import, export, exploitation and overall development of all types of industrial and commercial equipment, machinery, tools, spare parts and parts, motor carriers and any articles or commercial items.

---(AA) The exploitation of the various engineering branches in all its aspects either pure or applied, as well as projects and construction works.

--- (BB) Entering into contracts for construction, design, engineering, and supply of technical and professional services, the development of architectural projects, installation of technical and mechanical infrastructure, and any other applications necessary, convenient or conducive to the development of its corporate purpose, including participating in competitions, public or private bids or offers either national or international.

--- (CC) Acquire, sell, manage, lease or receive in lease or sublease, give or receive on loan, exchange, encumber in any way, exploit, affect or be a trustee in trust and, in general, enter into any legal act that involves acquiring, transferring or guaranteeing the rights of ownership or possession of all real or personal types of property, as deemed necessary or convenient for the development and prosperity of the Company, or to directly or indirectly support the development or realization of the Company’s corporate purpose.

--- (DD) Build, plan, design, decorate, manage and operate in any manner all kinds of buildings, factories, warehouses, houses and apartments on their own or through third parties.

--- (EE) Provide and receive any type of technical, administrative, sales, advertising, monitoring, technical assistance, consultation and advice services on industrial, tax, accounting, commercial, financial, and any other type of matters.

---(FF) Order, obtain, buy, lease, assign or otherwise acquire or dispose of trademarks, trade names, copyrights, patents, inventions and processes, know-how and, in general, intellectual and industrial property rights, as well as licenses over them

---(GG) Enter into or agree on agency operations, mediation, technical assistance, professional services, consulting, distribution, supply, leasing and factoring, brokerage and generally all kinds of contracts or agreements involving services to or for third parties, including the use of human and material resources, as a result of the obligations or duties incurred by virtue of entering into the contracts in this subparagraph.

--- (HH) Give or take money on loan, secured or unsecured, including the issuance of debt securities in public or private sale that represent loans with the investing public.

---(II) Issue, draw, sign, accept, endorse, guarantee and enter into any type of commercial or legal transaction, regarding negotiable instruments, with national or foreign credit institutions, as well as agents and securities intermediaries, in investment companies and auxiliary credit organizations and in any organization, corporation or association, any and all types of transactions necessary or convenient for the fulfillment of its corporate purpose, including entering into repurchases, loans, trusts, mandates, agencies or any contract or agreement either for the purpose of investing its resources, to obtain financing, or where appropriate, to affect, transmit or to pledge the negotiable instruments referred to in this subparagraph.

--- (JJ) To execute avales, bonds and, in general, guarantee, including with pledges and mortgages, obligations incurred on behalf of third parties, with or without consideration

--- (KK) In general, enter into or execute any and all acts, operations and civil, commercial or any other type of contracts, which are beneficial, accessory, necessary or convenient for the effective achievement of its corporate purpose.”

“----ARTICLE 28 CHIEF EXECUTIVE OFFICER- The management, direction and execution of the business of Company and of the companies controlled by it shall be the responsibility of the Chief Executive Officer, who shall abide to the strategies, policies and guidelines approved by the Board of Directors.

---The Chief Executive Officer shall have the signature of the Company, and shall have the following faculties, duties and obligations: I.- Represent the Company with general powers for act of administration, to manage the businesses and corporate assets with the ampleness of the second paragraph of Article 2554 of the Federal District Civil Code (Código Civil para el Distrito Federal) and its correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, and Article 10 of the General Corporations Law (Ley General de Sociedades Mercantiles). II.- Represent the Company with general power for lawsuits and collections, with all the general and special powers requiring special power or clause, without any limitation whatsoever, with the ampleness of the first paragraph of Article 2554 and 2587 of the Federal District Civil Code (Código Civil para el Distrito Federal), and its correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, as well as the power to represent the Company in labor disputes, with the attributions, obligations and rights prescribed in the Federal Employment Law (Ley Federal del Trabajo). III.- Execute acts of domain over the corporate assets, as well as over their personal and real rights, whether movable or real estate assets pursuant to the terms of the third paragraph of Article 2554 of the Federal District Civil Code (Código Civil para el Distrito Federal) and the correlative Article 2448 of the State of Nuevo Leon. IV.- Exercise the voting rights of those shares issued by those subsidiaries owned by the Company, complying with the Law. V.- Organize, manage and direct the personnel and the assets and businesses of the Company as instructed by the Board and to collect and make payments. VI.- Enter into agreements, execute credit instruments that are to be issued, accepted, endorsed or guaranteed, and all other documents related to his attributions, and execute those acts that are required for the ordinary course of business whenever they abide to the policies and guidelines that are approved by the Board of Directors for such purposes. VII.- Designate the Relevant Executives that shall assist him in the exercise of his functions and due fulfillment of his obligations, as well as any other employees he deems convenient. VIII.- Grant and revoke general and special powers, as well as to delegate, all or part of his faculties, including the power to authorize the attorney-in-fact to whom he delegated Powers so that the latter can likewise delegate the faculties he deems convenient, including such power of delegation. IX.- All other faculties, obligations and responsibilities established by the Law and that are not reserved to the General Shareholders’ Meeting or to the Board of Directors. The Board of Directors may broaden or restrict the faculties of the Chief Executive Officer.

---The Chief Executive Officer and Relevant Executives shall conduct their positions in a manner that looks after the creation of value for the Company, without favoring a specific shareholder or group of shareholders. For this purpose, they shall act with due diligence, making informed decisions and complying with the duties imposed by the Law or these by-laws. The Chief Executive Officer and the Relevant Executives shall be responsible for damages and losses caused to the Company or to other companies controlled by it, as determined by the Law.

---- With respect to liabilities arising from the breach of the duty of care, and only when the relevant acts were not done willfully, in bad faith or are not illegal, indemnities or insurance may be contracted for the Chief Executive Officer and the Relevant Executives. In no other case may such indemnity or insurance be granted or contracted.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 28, 2019	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller